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                                                                    Exhibit 99.2

F O R   I M M E D I A T E   R E L E A S E


                                                 June 28, 2001
                                                 For more information contact:
                                                 Ray Braun (419) 247-2800
                                                 Mike Crabtree (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                        EXERCISE OF OVER ALLOTMENT OPTION

Toledo, Ohio, June 28, 2001..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today that the underwriters for the company's June 15, 2001, offering of 3,000,000 common shares have exercised an over allotment option to purchase 450,000 additional common shares at a public offering price of $22.75 per share. This exercise brings the total offering to 3,450,000 shares with gross proceeds of approximately $78.5 million.

The joint book-running managers for the offering were Deutsche Banc Alex. Brown and UBS Warburg. The net proceeds of the offering will be used to repay borrowings under the company's revolving line of credit arrangements and to invest in additional health care properties.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. At March 31, 2001, the company had investments in 201 health care facilities in 33 states and had total assets of approximately $1.1 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at Http://www.hcreit.com.


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